China Yongxin Pharmaceuticals Inc.
927 Canada Court
City of Industry, CA  91748
Telephone (626) 581-9098
Facsimile (626) 581-9018

                                         October 29, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: Jim Lopez

RE:	China Yongxin Pharmaceuticals Inc.
Annual Report on Form 10-K FYE 12/31/08
Filed April 15, 2009
File No. 0-26293

Dear Mr. Lopez:

Set forth below are the responses of China Yongxin Pharmaceuticals Inc. (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 20, 2009.  We have reproduced the Staff’s comments for your convenience and have followed the comments with the Company’s responses.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Company’s Annual Report on Form 10-K referenced above.

Item 13. Certain Relationships and Related Transactions…, page 49

1.
Please revise future filings to identify the “interlocking executive and director positions.” Also, please revise to describe all material relationships pursuant to Item 404 of Regulation S-K, or advise.  We note, for example, the loans with officers and others described on page F-21.

Response:  We will revise future filings to identify the “interlocking executive and director positions” and describe all material relationships pursuant to Item 404 of Regulation S-K pursuant to the Staff’s comments.   The “Transactions with Related Persons” section under Item 13 has been revised as follows:

Transactions with Related Persons

Changchun Yongxin Dirui Medical Co., Ltd.

Changchun Yongxin Dirui Medical Co., Ltd. (“Yongxin”) and all of the shareholders of Yongxin entered into an amended share exchange agreement with the Company on June 15, 2007.  On November 16, 2007, Yongxin and the Company closed on the share exchange under the Amended Exchange Agreement. In accordance with the Amended Exchange Agreement, the Company issued 21,000,000 shares of newly issued common stock and 5,000,000 shares of Series A Preferred Stock to the Yongxin shareholders or their designees, representing, immediately following closing, 70% of the total issued and outstanding shares of common stock of the Company in exchange for 80% shares of Yongxin.

Yongxin became our 80%-owned subsidiary and has interlocking executive and director positions with us.  Mr. Yongxin Liu, the Chairman and Chief Executive Officer of the Company, is also the President of Yongxin.  Mr. Yongkui Liu, the Vice President, Chief Financial Officer and director of the Company, is also the Vice President of Yongxin.

Jim Lopez
Securities and Exchange Commission
October 29, 2009

Loans from Related Persons

On December 1, 2005, the Company made an unsecured loan to Aurangzeb Bhatti with a principal of US$184,662 interest free and due on demand.  Mr. Bhatti is the former Chief Executive Officer of our predecessor company, Digital Learning Management Corporation.   As of the date of this Form 10-K, such loan is still outstanding.

On February 28, 2008, the Company repaid in full an unsecured loan made by Yongkui Liu on November 21, 2007 to the Company with a principal of RMB5,141,300 (approximately US$704,811) and at an interest rate of 12% per annum.  Mr. Yongkui Liu is the Vice President, Chief Financial Officer and director of the Company.

On March 22, 2008, the Company repaid in full an unsecured loan made by Fan Pei Gen and Fan Pei Zhe on May 5, 2007 to the Company with a principal of RMB5,777,000 (approximately US$791,957) with no interest.  Fan Pei Gen and Fan Pei Zhe are minority shareholders of Jingyongxin Drugstore, a 90%-owned subsidiary of Yongxin Drugstore.  Yongxin Drugstore is a wholly-owned subsidiary of Yongxin, which is an 80%-owned subsidiary of the Company.

The Company also hereby acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our outside counsel, Suzanne Fu, at Richardson & Patel LLP at (310) 208-1182 or via fax at (310) 208-1154.

CHINA YONGXIN PHARMACEUTICALS INC.

By:	/s/ Yongxin Liu
Yongxin Liu
Chairman and Chief Executive Officer

cc:	Suzanne Fu, Esq., Richardson & Patel LLP
Ryan Hong, Esq., Richardson & Patel LLP
Nimish Patel, Esq., Richardson & Patel LLP